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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                                   VERIO INC.
                            (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.001 per share
                   Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                           923433502 (Preferred Stock)
                           923433304 (Preferred Stock)
                      (CUSIP Number of Class of Securities)

                                JUSTIN L. JASCHKE
                            CHIEF EXECUTIVE OFFICER
                      8005 SOUTH CHESTER STREET, SUITE 200
                            ENGLEWOOD, COLORADO 80112
                                 (303) 645-1900
            (Name, address and telephone number of person authorized
              to receive notice and communications on behalf of the
                          person(s) filing statement).

                                 With a Copy to:

                                 GAVIN B. GROVER
                             MORRISON & FOERSTER LLP
                                425 MARKET STREET
                         SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 268-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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               VERIO AND NTT COMMUNICATIONS SIGN MERGER AGREEMENT

TOKYO, MAY 8, 2000 - NTT Communications Corporation ("NTT Communications") and Verio Inc. (NASDAQ: VRIO) announced today that the companies have entered into a definitive merger agreement in which NTT Communications will acquire all of the shares of Verio at a price of $60 per share of common stock. The boards of directors of both companies have approved the transaction. The transaction values Verio at approximately $5.5 billion, excluding approximately $500 million attributable to NTT Communications' current shareholdings in Verio.

The agreement provides for a U.S. subsidiary of NTT Communications to commence a tender offer no later than May 17, 2000, for all of the outstanding shares of Verio's common and preferred stock. The tender offer is subject to customary terms and conditions, including the tender of that number of shares of common stock that, together with the shares of Verio common stock currently owned by NTT Communications, constitute at least a majority of Verio's outstanding shares of common stock on a fully diluted basis. NTT Communications currently holds approximately 10 percent of the outstanding shares of Verio common stock, which it acquired from Verio in May 1998. The transaction is expected to be completed in the third quarter of 2000.

NTT Communications, a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT), has been expanding its global network services and IP-based services, primarily focusing on Asia, to meet the growing demand for corporate data communications services over the Internet. Verio is a provider of comprehensive Web-hosting and Internet services, currently hosting more than 400,000 sites, with an emphasis on serving the fast-growing market of small- and medium-sized businesses. Verio also operates a Tier One Internet backbone network in the U.S.

The proposed combination will enable NTT Communications and Verio to provide their existing and potential customers with both high-quality IP network services and advanced Web-based business solutions. This will be realized by combining the established IP network of NTT Communications in Asia and Verio's Web-based business solution capabilities in the U.S.


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Together, NTT Communications and Verio would have the ability to meet the needs of customers of all sizes, from the largest multinational corporations to the newest Web-centric start-ups, throughout the Pan Pacific region and the U.S.

"The proposed acquisition of Verio is an important step for NTT Communications," said Masanobu Suzuki, President and Chief Executive Officer of NTT Communications. "In the arena of global business, we have been focusing on expanding network services globally and providing them through IP networks. Another pivotal point is to have business footholds in Asia. The proposed acquisition of Verio gives an important leverage for expanding our global business in the U.S.

 "By combining the IP networks and services of the two companies, we will be able to offer `one-network' IP solutions under a single-policy operating structure," Mr. Suzuki said. "These include having the ability to transmit mission-critical data across the two networks and to furnish a uniform level of quality and services.

"When completed, the combination of our two companies will facilitate competition in the Internet sector in the U.S., by delivering resources, capabilities and experience to meet the large, diverse and growing telecommunications needs of all businesses, including large global enterprises, multi-national corporations, and Web-centric firms," said Mr. Suzuki.

"Since completing our original investment in Verio in 1998, our companies have established a mutually successful strategic relationship. We expect a successful acquisition to provide a basis for the global expansion of our services in a full-fledged manner. In the long-run, I believe this acquisition will have a positive impact not only on our customers worldwide, but on our financial foundation," Mr. Suzuki said.

"We believe that this agreement represents an excellent value for our shareholders and an exciting future for our customers, employees and sales channel partners," said Justin L. Jaschke, Founder, Chief Executive Officer and Director of Verio. "This transaction brings together two of


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the world's leading Internet companies to form an even stronger global IP competitor. The explosive growth of the online economy is forcing businesses of all sizes to compete in a global market. This combination further enhances our ability to meet the expanding needs of these companies and to accelerate the growth of our business in the U.S. and around the world."

"With our world-leading hosting platforms, Tier One network and strong global distribution, we expect to play a key role in the development of NTT Communications' international business," Mr. Jaschke said.

Verio's comprehensive services include:

     o Customer Web site hosting on shared or dedicated servers, or co-location of customers' own hardware at Verio data centers;

     o Application hosting services that make business-focused software and database applications available to customers via the Internet;

     o E-commerce platforms and services in a variety of configurations, from entry-level storefronts to sophisticated solutions for online merchants requiring highly secure, real-time payment settlement;

     o Internet connectivity services including dedicated access, DSL access, and dial-up access;

     o Domain name registration for customers seeking to establish a Web address;

     o Virtual private networks, and managed security services to enable dedicated, secure transmission of private traffic.

NTT Communications expects its proposed combination with Verio to generate several specific benefits to customers, shareholders of NTT, and the new Internet economy generally:

     o The combined company will integrate NTT Communications' Asia IP network and Verio's Web hosting and e-business solution capabilities in the U.S., giving the company the ability to offer a "one network" solution to its customers in both Asia and the U.S.

     o NTT Communications will be able to provide more value-added services and strengthen its sales and service offerings by utilizing Verio's know-how in IP network operations, e-business services and highly capable sales force.
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     o   The acquisition will facilitate investments and development for new global IP services such as IP-VPN and global Web content caching.

Verio also expects a range of benefits to result from synergies of the proposed merger:

     o Through the proposed combination, the high-quality Web hosting services and e-commerce platforms of Verio will be made available to Asian countries, giving Pan-Pacific customers, including ASPs, content providers, and other e-businesses, access to e-business support.

     o Verio will be able to quickly expand its client base in the U.S. and Asia markets.

     o Having a strong business position in Pan-Pacific areas will enable Verio, together with NTT Communications, to expand into Europe more effectively.

NTT Communications believes that Verio's management and its dedicated team of 2,000 employees are important assets. No change in Verio's management personnel is anticipated, and the Verio brand name will be retained.

The purchase of shares pursuant to the offer would be followed by a merger that would result in non-tendering holders of Verio common stock and preferred stock receiving the same prices per share as tendering holders.

ABOUT VERIO INC.
Verio Inc. is the world's largest Web hosting company and a leading provider of comprehensive e-business solutions, with an emphasis on serving the small and mid-sized business market. The company offers customers a broad range of Internet solutions, including high-speed access, Web hosting, e-commerce, virtual private networks and other enhanced services. Verio supports its operations with highly reliable and scalable national infrastructure and systems including a Tier One national network. Verio delivers locally based sales and engineering support in top U.S. markets under the Verio brand name and provides Web-hosting services to customers in more than 170 countries.

For more information on Verio, visit the company's Web site at www.Verio.com. Verio is headquartered in Englewood, Colorado.

ABOUT NTT COMMUNICATIONS CORPORATION.
NTT Communications Corporation, a subsidiary of NTT, provides long distance international telecommunications reaching over 200 countries worldwide. Headquartered in Tokyo, NTT Communications' Arcstar services operate in about 50 countries and have significant presence in


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Asia Pacific, North America and Europe. Arcstar global services provide managed data, multimedia and Internet services to some of the largest companies in the world. NTT Communications' investment in its Managed Services, IP Infrastructure and Internet Portal will meet the growing demand for electronic commerce-based services from its business customers and home users. NTT Communications, with the OCN brand, is already one of the largest ISP in Japan.

For more information about NTT Communications, visit the company's Web site at http://www.ntt.com/index-e.html.

Deutsche Bank Alex. Brown and Merrill Lynch acted as co-advisors to NTT Communications in this transaction. Salomon Smith Barney Inc. acted as the exclusive financial advisor to Verio in this transaction.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Verio. At the time the U.S. subsidiary of NTT Communications commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and Verio will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all shareholders of Verio, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available for free at the Commission's Web site at www.sec.gov.

Except for the historical information contained herein, certain matters set forth in this press release concerning Verio are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including but not limited to fluctuations in operating results, additional capital requirements, competition, integration of acquisitions, and implementation of network infrastructure. Readers are also encouraged to refer to Verio's reports from time to time filed with the Securities and Exchange Commission, including the company's current Annual Report on Form 10-K/A-1 filed on March 27, 2000, for a further discussion of Verio's business and risk factors that may affect operating and financial results.

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